

03052076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12/29/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2002 (MM/DD/YY) AND ENDING 07/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EPlanning Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3017 DOUGLAS BLVD., SUITE 250
(No. and Street)

ROSEVILLE, CA 95661
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN R. KINKADE (415) 883-9350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

700 UNIVERSITY AVENUE, SUITE 110, SACRAMENTO, CA 95825
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFFORD N. GAMBLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ePLANNING SECURITIES, INC., as of July 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS


LINDA SECHSER
COMM. # 1253066
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
COMM. EXP. MARCH 5, 2004

Notary Public

Signature

PRESIDENT & CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ePLANNING
Securities, Inc.

Financial Statements

July 31, 2003 and 2002

ePLANNING Securities, Inc.

Table of Contents

July 31, 2003 and 2002

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
ePLANNING Securities, Inc.
Roseville, California

We have audited the statements of financial condition of ***ePLANNING Securities, Inc.***, as of July 31, 2003 and 2002, and the related statements of operations and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***ePLANNING Securities, Inc.***, as of July 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a history of net losses resulting in a retained deficit of $1,674,206 at July 31, 2003 and has had a history of negative cash flows from operations. Cash to fund operating losses has been provided from contributions to capital by the Company's Parent. In December 2000, the Company's Parent substantially discontinued its operations, other than holding its interest in the Company and, consequently, has no resources to support the Company other than by raising additional equity capital on behalf of the Company. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Sacramento, California
September 23, 2003

Statements of Financial Condition

July 31,	*2003*	*2002*
ASSETS		
Cash	$ 515,551	$ 213,206
Commissions receivable	102,180	135,221
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $36,271 and $22,663	3,790	15,073
Deposit with clearing organization	101,165	100,218
Due from wholly-owned subsidiary of the Parent Company	3,500	--
Other assets	922	--
Total assets	$ 727,108	$ 463,718
LIABILITIES		
Payable to clearing organization	$ --	$ 3,961
Accounts payable and accrued liabilities	246,614	219,724
Due to Parent Company	10,857	15,428
Due to a wholly-owned subsidiary of the Parent Company	2,696	1,504
Total liabilities	260,167	240,617
STOCKHOLDER'S EQUITY		
Common stock – no par value; authorized 1,000,000 shares; outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	2,140,147	1,890,147
Accumulated deficit	(1,674,206)	(1,668,046)
Total stockholder's equity	466,941	223,101
Total liabilities and stockholder's equity	$ 727,108	$ 463,718

See accompanying notes

ePLANNING Securities, Inc.

Statements of Operations

For the Years Ended July 31,	*2003*	*2002*
REVENUES:		
Commissions	$ 5,684,030	$ 4,584,662
Fee income	677,243	261,155
Other	24,996	23,802
Total revenue	6,386,269	4,869,619
COSTS OF REVENUES:		
Commissions	5,019,409	4,089,342
Clearance and exchange fees	131,145	129,121
Total cost of revenues	5,150,554	4,218,463
Gross profit	1,235,715	651,156
OPERATING EXPENSES:		
Employee compensation and benefits	770,797	847,116
Communications	38,560	50,423
Occupancy expenses	62,398	75,249
Compliance and regulatory fees	143,503	97,092
Office and administration	98,568	119,714
Professional services and other	88,809	175,990
Total operating expenses	1,202,635	1,365,584
Income (Loss) before Income Taxes	33,080	(714,428)
Provision for Income Taxes	3,586	800
Net Income (Loss)	$ 29,494	$ (715,228)

See accompanying notes

ePLANNING Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended July 31, 2003

		Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Equity
Beginning Balance, August 1, 2001	$	1,000	$	1,220,147	$	(952,818)	$	268,329
Capital contribution				670,000				670,000
Net income (loss)						(715,228)		(715,228)
Ending Balance, July 31, 2002	$	1,000	$	1,890,147	$	(1,668,046)	$	223,101
Capital contribution				250,000				250,000
Dividends						(35,654)		(35,654)
Net income						29,494		29,494
Ending Balance, July 31, 2003	$	1,000	$	2,140,147	$	(1,674,206)	$	466,941

Statements of Cash Flows

For the Years Ended July 31,	*2003*	*2002*
Cash Flows from Operating Activities:		
Net income (loss)	$ 29,494	$ (715,228)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	13,607	19,011
(Increase) decrease in deposit with clearing organization	(947)	9,840
(Increase) in deposit	(922)	--
(Increase) decrease in commissions receivable	33,041	(3,215)
(Increase) decrease in due from a wholly-owned subsidiary of the Parent Company	(3,500)	25,977
(Decrease) in payable to clearing organization	(3,961)	(8,227)
(Decrease) increase in accounts payable and accrued liabilities	26,890	(111,989)
(Decrease) in due to Parent	(4,571)	--
Increase in due to a wholly-owned subsidiary of the Parent Company	1,193	1,504
(Decrease) in deferred revenue	--	(20,000)
Net cash provided by (used in) operating activities	90,324	(802,327)
Cash Used in Investing Activities:		
Purchase of equipment and leasehold improvements	(2,325)	(7,007)
Net cash used in investing activities	(2,325)	(7,007)
Cash Provided by Financing Activities:		
Receipt of additional paid-in capital	250,000	670,000
Dividend paid to shareholder	(35,654)	--
Net cash provided by financing activities	214,346	670,000
Net Increase (Decrease) in Cash	302,345	(139,334)
Cash, Beginning of Period	213,206	352,540
Cash, End of Period	$ 515,551	$ 213,206
Supplemental Information		
Income taxes paid	$ 800	$ 800

See accompanying notes

1. ORGANIZATION:

ePLANNING Securities, Inc. (the Company) was incorporated under the laws of the State of California on August 6, 1998. In November 1998, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities Exchange Act of 1934. On February 12, 1999, the Company became a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of ePLANNING, Inc. (the Parent).

The Company is engaged in a single line of business as a broker-dealer of investment instruments. The Company sells third party mutual funds, variable insurance products, private placement securities and publicly traded securities through registered representatives. Trades of publicly traded securities are executed on behalf of customers and are processed by a clearing organization on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash. For purposes of reporting cash flows, the Company defines "cash" as cash and cash investments with maturities of three months or less when purchased. At July 31, 2003, the Company had cash deposits with financial institutions, which exceeded federally insured limits.

Commissions Receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances after bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. There was no allowance for doubtful accounts at July 31, 2003 or 2002.

Revenue Recognition. Commission income and related commission expense on insurance and annuity products are recorded on policy issuance dates, based on information provided by insurance carriers. Commission income and related commission expense and clearing expense related to transactions of publicly traded securities are recorded on a settlement date basis, which approximates a trade date basis. Commissions and fees in connection with private placement security sales are recorded when minimum funding required by the transaction has been raised and no contingencies remain that could require refund of amounts received.

Equipment and Leasehold Improvements. Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight-line basis using an estimated useful life of five years for equipment. Leasehold improvements are amortized over the lesser of the useful life of the improvements or the term of the lease.

Advertising Expense. The Company records advertising as an expense when incurred. For the years ended July 31, 2003 and 2002, advertising expense amounted to $305 and $738, respectively.

Income Taxes. The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Assessment is made of the likelihood of realization of deferred tax assets and, if impairment is more likely than not, an allowance to reduce deferred tax assets is provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting. The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern. The Company has a history of net losses resulting in a retained deficit of $1,674,206 at July 31, 2003 and has had negative cash flows from operations. Cash to fund operating losses has been provided from contributions to capital by the Company's Parent. In December 2000, the Company's Parent substantially discontinued its operations, other than holding its interest in the Company and, consequently, has no resources to support the Company other than by raising additional equity capital on behalf of the Company. These conditions raise substantial doubt about the ability of the Company to continue as a going concern.

The Company developed additional sources of operating revenues during the year ended July 31, 2003 and improved the results of operations in 2003 to a small positive net income and cash flow from operations. Management believes that the Company will have sufficient cash resources to carry out planned operations during the year ending July 31, 2004, taking into account: (i) liquid assets at July 31, 2003 in excess of required minimum net capital, (ii) the Company's estimate of cash flow during the year ending July 31, 2004 and (iii) additional capital contributions from the Company's Parent that management believes are available to the parent from investors that, if raised, would be restricted to use by and made available to the Company.

The ability of the Company to continue as a going concern is dependent on its ability to continue to develop additional sources of operating revenues, to control cash used in operations and, if necessary, to generate funds from capital infusions. Management's plans are described in the preceding paragraph; however, it is uncertain whether management's plans will be achieved. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. DEPOSIT WITH AND PAYABLE TO CLEARING ORGANIZATION:

The payable to clearing organization is for clearing expenses.

The deposit with clearing organization was maintained in a proprietary account (PAIB account) pursuant to a written agreement between the Company, as the introducing broker-dealer, and the clearing organization, as the clearing broker-dealer. Under the agreement the clearing broker-dealer agreed to perform the computations for PAIB assets in accordance with the customer reserve computations set forth in SEC Rule 15c3-3 and the modification and exclusions set forth in the SEC PAIB no-action letter dated November 3, 1998. Therefore, the deposit is treated as an allowable asset in the computation of net capital under the SEC Rule 15c3-1.

The clearing broker-dealer has a security interest in assets of the PAIB account of the Company.

4. PROVISION FOR INCOME TAXES:

The provision for income taxes consists of the following:

		Current		Deferred		Total
Federal income taxes	$	20,750	$	--	$	20,750
Less net operating loss utilized, federal		(20,750)				(20,750)
State income taxes		3,586		--		3,586
Total	$	3,586	$	--	$	3,586

For income tax purposes there is a net operating loss carryforward of $1,555,000 for federal that expires in 2020 and 2021 and $1,268,000 for California purposes that expires in 2013 and 2014. The State of California has suspended utilization of net operating loss carryforwards until 2004. An allowance of $633,400 and $633,763 at July 31, 2003 and 2002, respectively, a change of $363, has been provided equal to the net deferred tax assets associated with temporary differences, consisting primarily of net operating losses carried forward, because the historical losses of the Company bring into doubt whether it is more likely than not that the Company will realize the deferred tax assets.

The effective tax rate is less than the applicable statutory federal tax rate because of a reduction in the allowance against deferred tax assets resulting from utilization of net operating losses carried forward from prior years and because of state taxes.

5. RELATED PARTY TRANSACTIONS:

The Company provided administrative services to the Parent without charge. The Company also provided personnel, communication, and administrative services to ePLANNING Advisors, Inc. (a wholly-owned subsidiary of the Parent), for which the Company charged a management fee of $39,400 and $86,788 for the years ended July 31, 2003 and 2002, respectively.

The Company paid rental expenses for office equipment used by the Company but that were leased by the Parent. The amount paid was $16,026 and $5,468 for the years ended July 31, 2003 and 2002, respectively.

The Company received commission and fee income of approximately $1,570,000 and $415,000 from entities controlled by a shareholder of the Company's Parent during the years ended July 31, 2003 and 2002, respectively.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined.

At July 31, 2003, the Company's net capital under the Securities and Exchange Uniform Net Capital Rule (15c3-1) was $428,721, which was $378,721 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At July 31, 2003, the Company's aggregate indebtedness to net capital ratio was 0.61 to 1.

7. EXEMPTION FROM SEC RULE 15c3-3:

During the years ended July 31, 2003 and 2002, management believes the Company complied with provisions for exemption from certain provisions of SEC Rule 15c3-3. The Company clears all of its securities transactions through a clearing broker-dealer (Bear Stearns Securities Corporation) on a fully disclosed basis, and holds no customer funds or securities. Accordingly, it is exempt under regulation 15c3-3 section (k)(2)(ii) from reserve requirements and certain other reporting requirements under SEC Rule 15c3-3.

8. CONCENTRATION:

Six groups of registered representatives accounted for approximately 55% of commission income during the year ended July 31, 2003. Five groups of registered representatives accounted for approximately 70% of commission income during the year ended July 31, 2002.

9. LEASE COMMITMENT:

The Company has an operating lease on its office facility expiring on December 31, 2003, with monthly rental payments of $4,786. The Company holds options to extend the lease for two additional two-year terms. Rent expense was $57,432 and $57,580 for the years ended July 31, 2003 and 2002, respectively. Future minimum rental payments as of July 31, 2003 are as follows:

2004	$	23,930
	$	23,930

10. CONTINGENCIES:

The Company has certain threatened claims arising in the normal course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's financial position.

SUPPLEMENTAL SCHEDULES

ePLANNING Securities, Inc.

Schedule I ***Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission***

NET CAPITAL:

Total stockholder's equity		$ 466,941
Deductions and/or charges:		
Non-allowable assets:		
Equipment and leasehold improvements, net	$ 3,790	
Other deductions and/or charges	34,430	38,220
Net capital		$ 428,721

There are no differences between the calculations of net capital in this schedule and that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of July 31, 2003.

Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	17,344
Minimum dollar requirement	$	50,000
Net capital required	$	50,000
Excess net capital	$	378,721
Excess net capital at 1000%	$	402,704

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate Indebtedness

Total liabilities from statement of financial condition	$	260,167
Total aggregate indebtedness	$	260,167
Percentage of aggregate indebtedness to net capital		61%

Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company clears its securities transactions through Bear Stearns Securities Corporation (SEC # 8-43724)

Information for possession or control requirements under Rule 15c3-3 is not applicable.

REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITORS' REPORT

To the Stockholder
ePLANNING Securities, Inc.
Roseville, California

In planning and performing our audit of the financial statements of ***ePLANNING Securities, Inc.*** (the Company), for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MOSS-ADAMS LLP

INDEPENDENT AUDITORS' REPORT
(continued)

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Sacramento, California
September 23, 2003